PureStream, LLC
Form ATS-N Material Amendment (September 23, 2026)
Exhibit 3

Part III: Manner of Operations
Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?
Yes
If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Minimum order size requirements by Order Type are as follows (applies to both firm and conditional orders):

Streaming Block (200%, 30%, 15%, and Custom): 1,000 shares.
LS: ~~1,000 shares.~~No minimum share size.
ROC: 1,000 shares.

The minimum share requirements are reviewed at least biannually. Any changes to the minimum order size requirements will be communicated to all Subscribers prior to the implementation of the change.

Pure ATS has not designated a maximum share size for any Order Type.

All orders are subject to PURE ATS's risk management controls, which include single order shares and notional value maximum thresholds. The thresholds are not publicly available, and are subject to change by PURE based on market conditions and Subscriber characteristics and trading history, among other factors.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?
No
If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?
If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?
Yes
If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).
Mixed lots are treated the same as round lots as long as they meet the minimum order size.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Material Amendment (September 23, 2026)
Exhibit 3

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The PURE ATS uses two fee structures: a per share model and a subscription model.

Under the per-share model, fees are charged on a per share basis and can range from $0.000~~5~~2 to $0.0025. The per-share fee structures are separately negotiated with each individual Subscriber and all terms may vary. In negotiating fee structures, PURE primarily considers a combination of: (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; (iii) the nature of the order flow (Primary or LM order flow) (lower fees are generally considered for Primary order flow interacting with LM order flow, though this may vary by Subscriber and specific order flow); (iv) execution dynamics (e.g., whether the order crosses the spread, type of execution, or counterparty relationship) (lower fees are generally considered for spread-crossing orders, point-in-time executions, and executions in which the Subscriber is on both sides of the transaction, though this may vary by Subscriber and specific order flow); (~~i~~v) counterparty restriction instructions applied to the relevant order flow (see Part III, Item 14); (vi) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms); and (vii) the method(s) by which orders arrive on the ATS, including whether the order access method is systematic (e.g., access methods (i) and (ii), below) or manually directed (e.g., access methods (i) and (iii), below) (lower fees are generally considered for systematic order flow, though ~~that~~ this may vary by Subscriber and specific order flow). Per-share rates may also vary based on the interaction between these factors. Orders may arrive on the ATS:

(i) As directed by a Subscriber (systematically or manually);
(ii) As directed by a DMA User systematically (e.g., algorithmically) via a Subscriber; or
(iii) As directed by DMA User manually (e.g., EMS) via a Subscriber.

PURE ATS also offers agreements under a subscription model. The subscription model is available to all Subscribers that provide for systematic (i.e., algorithmic) directed order flow from DMA Users (meaning that the Subscriber's customer is instructing the Subscriber to send the relevant orders to PURE ATS through the Subscriber's market access connections ((i)(a) above); however, PureStream may limit the number of agreements available under the subscription model at a given time. Under the subscription model, Subscribers are charged a flat fee in connection with directed DMA User orders. The flat fee and relevant terms are negotiated with Subscribers on a case-by-case basis primarily in consideration of (i) historical trading volume and patterns; (ii) anticipated trading volume and patterns; and (iii) competitive considerations (e.g., venue-wide subscriber, market participation, market access, and product terms). The range of flat fees per share when applied to expected volume per each subscription agreement is $0.0005 to $0.0025.

These fee models are not mutually exclusive and a Subscriber may route orders to PURE ATS subject to both structures. The terms of each fee model and the applicability to a specific Subscriber's order flow will be set forth in each Subscriber's agreement with PureStream.

As described in FINRA Rule 6897 (Consolidated Audit Trail Funding Fees), Executing Brokers (as that term is defined for purposes of that rule) are assessed CAT regulatory fees. As used in the FINRA rule, PURE is identified as the CAT Executing Broker for the buyer in each transaction on PURE ATS and is

therefore assessed CAT regulatory fees in that capacity; the subscriber-seller is identified as the Executing Broker for the seller and is separately assessed CAT regulatory fees. PURE does not pass on CAT regulatory fees that it is assessed as the Executing Broker for the buyer.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

PURE does not provide any non-ATS products or services.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

PURE may negotiate rebate pricing for LM order flow in the LMSP. Applicable rebates are on a per-share traded basis and rebate structures may range from $0.00 to $0.0025, and are negotiated individually with Subscribers. In negotiating rebate rates, PURE will consider anticipated and ongoing, as applicable, liquidity and trading volume, and the overall Subscriber relationship with the ATS.